

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 24, 2015

Dror Svorai
Chief Executive Officer
Vapor Group, Inc.
3901 SW 47th Avenue, Suite 415
Davie, Florida 33314

> **Re: Vapor Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed March 31, 2015**
> **File No. 000-51159**

Dear Mr. Svorai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis, page 31

Overview of the Vapor Group, Inc., page 31

1. We note that your net revenues increased from $1,991,023 to $4,481,839 in 2014. As this appears to constitute a material increase, please provide a narrative discussion of the reasons for the increase, including the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. In doing so, please describe the particular products you offer and how your product mix correlates with your revenues. Refer to Item 303(a)(3) of Regulation S-K. Please also supplement your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003).

b) Management's Report on Internal Control Over Financial Reporting, page 40

2. Please revise your disclosure in your assessment of Internal Control Over Financial Reporting to specifically state whether you applied the 1992 or 2013 framework, pursuant to Item 308(a)(2) of Regulation S-K.

Item 10. Directors, Executive Officers, and Corporate Governance, page 41

Directors, Executive Officers, Promoter and Control Persons, page 41

3. Please revise to disclose for your executive officers and directors their occupations and employment during the past five years, and name and identify the principal business of each organization that employed them. Please also disclose the involvement of your officers and directors in the certain legal proceedings enumerated in Item 401(f) during the past ten years. In this regard, we note your disclosure that "Mr. Svorai has served in executive positions, including president and chief executive officer of several companies" and that "Mr. Schcolnik has been involved in several large international companies." We also note your language on page 8 that the "biographies of the *new* directors and officers to be elected and appointed respectively are set forth below" (emphasis added) even though your officers and directors have been in place for several years. We further note your statement under Involvement In Certain Legal Proceedings that "During the past *five* years, the Company's officers and directors have not been involved in any of the following…" (emphasis added). Refer to Items 401(e) and 401(f) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 47

4. Item 15 of Form 10-K requires you to file the exhibits required by Item 601 of Regulation S-K. With the exception of the certifications required by Item 601(b)(31) and (32), you have not filed any of the required exhibits, such as your articles of incorporation; bylaws; subsidiaries list; and material contracts, including the share purchase agreement with Dror Svorai dated September 3, 2013. Tell us whether or not you have other material agreements that are required to be filed. Please file all the required exhibits, or as applicable incorporate them by reference, and provide an exhibit index in an amendment to your Form 10-K.

Signatures, page 48

5. Please note that the annual report should be signed by your principal executive officer, principal financial officer, controller or principal accounting officer and at least a majority of your board of directors. Refer to General Instructions D(2)(a) to Form 10-K.

Report of Independent Registered Public Accounting Firm, page F-1

6. We note in the Form 8-K filed May 20, 2015 that Terry L. Johnson, the independent registered public accountant that previously opined on your fiscal 2014 and 2013 financial statements, resigned on May 4, 2015. We also note that Mr. Johnson recently agreed to settle SEC fraud charges and will be suspended from practicing as an accountant on behalf of any publicly traded company or other entity regulated by the SEC. As such, you will not be able to present his opinion on the 2013 financial statements in any future or amended filings. Given (i) your disclosure in the May 20, 2015 Form 8-K that you are to amend the Form 10-K for the year ended December 31, 2014 ("2014 Annual Report") to restate the financial statements "for the period ending December 31, 2014" in regard to the accounting for embedded conversion options associated with your convertible promissory notes, and (ii) your disclosure in the Form 8-K filed June 4, 2015, that you engaged the firm of Anton & Chia to audit the "financial statements" for the 2014 Annual Report, please confirm that the financial statements as of the end of and for fiscal 2014 and fiscal 2013 will be included in this audit.

Balance Sheet, page F-2

7. Based on information in the filing, it appears that you have Series A and B preferred stock outstanding at December 31, 2014, but both the balance sheet and statement of changes in stockholders' deficit present none as outstanding. Please explain or revise both statements as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at 202-551-3191 or Anne Parker at 202-551-3611 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure